SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

CrowdStrike Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0005 par value

(Title of Class of Securities)

 22788C105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund L.P. (“ALF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
9,174,696 shares, 620,360 of which are Class A Common Stock and 8,554,336 of which are issuable upon conversion of Class B Common Stock, all of such shares are directly owned by ALF. Accel Leaders Fund Associates L.L.C. (“ALFA”) the general partner of ALF, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		9,174,696 shares, 620,360 of which are Class A Common Stock and 8,554,336 of which are issuable upon conversion of Class B Common Stock, all of such shares are directly owned by ALF. ALFA, the general partner of ALF, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,174,696
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	18.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 49,425,691 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on December 6, 2019 (the “Form 10-Q”), plus (ii) 8,554,336 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
9,174,696 shares, 620,360 of which are Class A Common Stock and 8,554,336 of which are issuable upon conversion of Class B Common Stock, all of such shares which are directly owned by ALF. ALFA, the general partner of ALF, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		9,174,696 shares, 620,360 of which are Class A Common Stock and 8,554,336 of which are issuable upon conversion of Class B Common Stock, all of such shares are directly owned by ALF. ALFA, the general partner of ALF, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,174,696
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	18.6%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 49,425,691 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 8,554,336 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund Investors 2016 L.L.C. (“ALFI16”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 438,356 shares, 29,640 of which are Class A Common Stock and 408,716 of which are issuable upon conversion of Class B Common Stock, all of such shares are directly owned by ALFI16.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		438,356 shares, 29,640 of which are Class A Common Stock and 408,716 of which are issuable upon conversion of Class B Common Stock, all of such shares are directly owned by ALFI16.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	438,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%(1)
12	TYPE OF REPORTING PERSON	OO

(1) Based on 41,280,071 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 408,716 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALFI16.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II L.P. (“AGF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
17,868,644 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by AGF2. Accel Growth Fund II Associates L.L.C. (“AGF2A”), the general partner of AGF2, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

17,868,644 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by AGF2. AGF2A, the general partner of AGF2, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,868,644
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	30.4% (1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 58,739,999 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 17,868,644 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held by AGF2.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Strategic Partners L.P. (“AGF2SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,294,403 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

1,294,403 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,294,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.1%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 42,165,758 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 1,294,403 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2SP.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
19,163,047 shares issuable upon conversion of Class B Common Stock, of which 17,868,644 are directly owned by AGF2 and 1,294,403 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

19,163,047 shares issuable upon conversion of Class B Common Stock, of which 17,868,644 are directly owned by AGF2 and 1,294,403 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	19,163,047
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	31.9%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 60,034,402 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 17,868,644 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2, plus (iii) 1,294,403 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2SP.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2013 L.L.C. (“AGFI13”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,918,414 shares which are issuable upon conversion of Class B Common Stock, all of such shares are directly owned by AGFI13.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 1,918,414 shares which are issuable upon conversion of Class B Common Stock, all of such shares are directly owned by AGFI13.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,918,414
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 42,789,769 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 1,918,414 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGFI13.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London III L.P. (“AL3”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
5,059,091 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by AL3. Accel London III Associates L.P. (“AL3A LP”), the general partner of AL3, may be deemed to have sole power to vote these shares and Accel London III Associates L.L.C. (“AL3A”), the general partner of AL3A LP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

5,059,091 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by AL3. AL3A LP, the general partner of AL3, may be deemed to have sole power to dispose of these shares and AL3A, the general partner of AL3A LP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,059,091
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.0%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 45,930,446 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 5,059,091 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AL3.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London III Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
5,059,091 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by AL3. AL3A LP, the general partner of AL3, may be deemed to have sole power to vote these shares and AL3A, the general partner of AL3A LP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		5,059,091 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by AL3. AL3A LP, the general partner of AL3, may be deemed to have sole power to dispose of these shares and AL3A, the general partner of AL3A LP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,059,091
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.0%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 45,930,446 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 5,059,091 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AL3.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London Investors 2012 L.P. (“ALI12”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
114,862 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by ALI12. AL3A, the general partner of ALI12, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

114,862 shares issuable upon conversion of Class B Common Stock, all of which are directly owned by ALI12. AL3A, the general partner of ALI12, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	114,862
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 45,930,446 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 114,862 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALI12.

CUSIP NO. 22788C105	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London III Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
5,173,953 shares issuable upon conversion of Class B Common Stock, of which 5,059,091 shares are directly owned by AL3 and 114,862 shares are directly owned by ALI12. AL3A LP, the general partner of AL3, may be deemed to have sole power to vote the shares owned directly by AL3 and AL3A, the general partner of AL3A LP and ALI12, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

5,173,953 shares issuable upon conversion of Class B Common Stock, of which 5,059,091 shares are directly owned by AL3 and 114,862 shares are directly owned by ALI12. AL3A LP, the general partner of AL3, may be deemed to have sole power to dispose of the shares owned directly by AL3 and AL3A, the general partner of AL3A LP and ALI12, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,173,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.2%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 60,034,402 shares of Class A Common Stock, calculated as follows, (i) 40,871,355 shares of Class A Common Stock outstanding, as of November 29, 2019, as reported by the Issuer in its Form 10-Q, plus (ii) 5,059,091 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AL3, plus (iii) 114,862 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALI12.

CUSIP NO. 22788C105	13 G

ITEM 1(A).	NAME OF ISSUER

CrowdStrike Holdings, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

150 Mathilda Place, Suite 300
Sunnyvale, CA 94086

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Accel Leaders Fund L.P., a Delaware limited partnership (“ALF”), Accel Leaders Fund Associates L.L.C., a Delaware limited liability company (“ALFA”), Accel Leaders Fund Investors 2016 L.L.C., a Delaware limited liability company (“ALFI16”), Accel Growth Fund II L.P., a Delaware limited partnership (“AGF2”), Accel Growth Fund II Strategic Partners L.P., a Delaware limited partnership (“AGF2SP”), Accel Growth Fund II Associates L.L.C., a Delaware limited liability company (“AGF2A”), Accel Growth Fund Investors 2013 L.L.C., a Delaware limited liability company (“AGFI13”), Accel London III L.P., a Delaware limited partnership (“AL3”), Accel London III Associates L.P., a Delaware limited partnership (“AL3A LP”), Accel London Investors 2012 L.P., a Delaware limited partnership (“ALI12”), Accel London III Associates L.L.C., a Delaware limited liability company (“AL3A”). The foregoing entities are collectively referred to as the “Reporting Persons.”

ALFA is the general partner of ALF, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by ALF. AGF2A is the general partner of AGF2 and AGF2SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AGF2 and AGF2SP. AL3A LP is the general partner of AL3, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AL3. AL3A is the general partner of AL3A LP and ALI12, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AL3 and ALI12.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners

500 University Avenue
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP

ALF, AGF2, AGF2SP, AL3, AL3A LP and ALI12 are Delaware limited partnerships. ALFA, ALFI16, AGF2A, AGFI13 and AL3A are Delaware limited liability companies.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, $0.0005 par value.

ITEM 2(E).	CUSIP NUMBER

22788C105

ITEM 3.	Not Applicable

CUSIP NO. 22788C105	13 G

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2019.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of ALF, AGF2, AGF2SP, AL3, AL3A LP and ALI12, and the limited liability company agreements of ALFA, ALFI16, AGF2A, AGFI13 and AL3A, the general partner and limited partners or managing members, managers and members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

CUSIP NO. 22788C105	13 G

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP NO. 22788C105	13 G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

Entities:	Accel Leaders Fund L.P.*
Accel Leaders Fund Associates L.L.C.*
Accel Leaders Fund Investors 2016 L.L.C.*
Accel Growth Fund II L.P.*
Accel Growth Fund II Strategic Partners L.P.*
Accel Growth Fund II Associates L.L.C.*
Accel Growth Fund Investors 2013 L.L.C.*
Accel London III L.P.*
Accel London III Associates L.P.*
Accel London Investors 2012 L.P.*
Accel London III Associates L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 22788C105	13 G

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	18

CUSIP NO. 22788C105	13 G

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of CrowdStrike Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2020

Entities:	Accel Leaders Fund L.P.*
Accel Leaders Fund Associates L.L.C.*
Accel Leaders Fund Investors 2016 L.L.C.*
Accel Growth Fund II L.P.*
Accel Growth Fund II Strategic Partners L.P.*
Accel Growth Fund II Associates L.L.C.*
Accel Growth Fund Investors 2013 L.L.C.*
Accel London III L.P.*
Accel London III Associates L.P.*
Accel London Investors 2012 L.P.*
Accel London III Associates L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.